OMB APPROVAL

OMB Number: 3235-0116
Expires: May 31, 2008
Estimated average burden
Hours per response: 8.7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **June, 2008**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date: June 3, 2008	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P.   # 780919106   TSX.V:RSM
LISTED: STANDARD & POORS   OTCBB:RYSMF

RSM TO ENTER INTO A JOINT VENTURE TO DEVELOP COAL PROPERTIES IN EASTERN KENTUCKY

FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., "RSM", JUNE 2, 2008 MANHATTAN, NEVADA, In an effort to achieve diversity within its natural resource portfolio the Company has entered into a Joint Venture program focused upon the eastern Kentucky coal fields with Standard Energy Company a subsidiary of Sharpe Resources Corporation. The joint venture will involve the opportunity for RSM to earn a 40% interest in coal projects that Standard has acquired or has under option agreements. RSM can earn its 40% interest by advancing the first four projects to production over the next 12 months.

The Central Appalachian coal region is a major participant in the domestic and international coal markets and a leading exporter of metallurgical coal. This region is participating in one of the one of the hottest coal markets in memory, a perfect storm that has descended on the worldwide coal business with no apparent near term solution to international demand because of the overwhelming growth in China, unsatisfied demand in Europe and India. The international coal producers cannot keep pace with demand, this in turn has a direct impact, pricing pressure, on the domestic coal market. This region is the site of one of the few areas in the US that holds large resources of metallurgical coal. Published coal prices are up to $200 per ton for metallurgical coal and in the $100+range for high btu steam coal.

Stock prices for coal companies operating in this region in the past 6-10 months have increased in many cases by more than 300% in this market with new stock market highs almost on a daily basis. RSM is getting into a market that offers the potential for rapid growth and at the same time provide some diversity into the strong energy business. The energy business is seen as being more immune to market conditions that affect volatility in the other commodities. According to Roland Larsen, Qualified Person "this relationship will be mutually beneficial and I believe contribute to substantial growth for the companies involved in the short and longer term.

RSM is a natural resource exploration and development company. For further information about this release contact Mr. Rich Kaiser, Investor Relations, 800-631-8127.

The TSX.V Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen, Qualified Person NI-43-101 @ (775) 487-2454 or FAX @ (775) 775-2460
Visit our website at RoyalStandardminerals.com